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FOR RELEASE: NOVEMBER 13, 1997                             LEWIS WEINFELD
                                                           (212) 616-3200


     On October 17, 1997, Starrett Corporation (SHO) (AMEX) announced that it had entered into a Merger Agreement with an entity (the "Buyer") owned indirectly by affiliates of Lawrence Ruben Company, Inc., Blackacre
Capital Group, Amroc Investments and Argent Ventures, under which the Buyer has made a cash tender offer for all of the outstanding shares of the Company's Common Stock at a purchase price of $12.25 per share.

     A class action complaint has been filed in New York State Supreme Court against the Company, certain current or former directors, the Buyer and its immediate parent alleging that defendants breached their fiduciary duty to the Company's shareholders in accepting the Buyer's offer rather than a bid from another party at $12.50 per share. The Company believes that it fully complied with its fiduciary duties and made a proper evaluation of all bids that were received, and intends to vigorously contest the complaint.